SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011

SILICOM LTD.
(Translation of Registrant’s name into English)

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel
 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐          No ☑

This report on Form 6-K is incorporated by reference into all effective registration statements filed by the Registrant under the Securities Act of 1933.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant)

By:	/s/ Eran Gilad
Eran Gilad
CFO

Dated:  May 11th, 2011

FOR IMMEDIATE RELEASE

SILICOM SECURES 2 NEW DESIGN WINS FOR
SETAC-DERIVATIVE MODULES

- Sales of Innovative Product Line to Major Long-Term Customer &
Recently-Added High-Potential Customer Expected to Total ~$3M Per Year -

KFAR SAVA, Israel—May 11, 2011--Silicom Ltd. (NASDAQ and TASE: SILC) today announced that it has achieved two important Design Wins for Networking Modules, a product line that Silicom developed as a part of its SETAC Server-to-Appliance Converter strategy. Silicom expects that its sales of such products to the two customers will total approximately $3 million per year.

Silicom achieved these wins with:

•
A dominant player in the global security market, one of Silicom’s major customers. This firm will use Silicom’s Modules in several appliances to enable the reconfiguration of their ports without opening the appliance chassis.

•	A leading company in the Traffic Management and Policy Enforcement industry who has decided to standardize on Silicom connectivity modules within its custom-built appliances.

Commenting on the news, Mr. Shaike Orbach, Silicom’s President and CEO, said, “These Design Wins are exciting achievements that confirm many aspects of our business model: especially the nearly unlimited potential of our existing customer base, the power of our reputation for innovation and service to attract new customers, and the value of our differentiating ability to create ‘out-of-the-box’ solutions for customers’ unmet needs.”

Mr. Orbach continued: “These Networking Module wins are the latest example of our creative approach, an advantage that derives from the brainstorming that we carry out continuously, both internally and in collaboration with our customers. Our development of the SETAC concept was in direct response to a customer’s ‘wish list,’ and now, we see how that demand has morphed and evolved, creating a need for a derivative module-only product.

“Our success in all of these areas provides further confirmation of our strategy for both the SETAC and for our standard networking products. It demonstrates the contribution of all our growth engines, including increased sales from major existing customers, the addition of new customers, the creation of new products targeting both current and new customers, and the SETAC.”

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking solutions designed to increase the throughput and availability of networking appliances and server-based systems.

Silicom’s large and growing base of OEM customers includes most of the market-leading players in the areas of WAN Optimization, Security and other mission-critical gateway applications. Silicom’s products include a variety of multi-port 1/10 Gigabit Ethernet server adapters, innovative internal and external BYPASS solutions and advanced Smart adapters, including SSL encryption solutions and Redirector adapters.

In addition, Silicom's patent-pending new SETAC (Server To Appliance Converter) product family is a unique solution that enables standard servers to be configured as network appliances with high-density front networking ports and no-hassle port modularity.

For more information, please visit: www.silicom.co.il.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company's control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor relations contact: Kenny Green / Ehud Helft CCG Israel Investor Relations Tel: +1 646 201 9246 E-mail : silicom@ccgisrael.com